Exhibit 99.1

GW Pharmaceuticals plc Reports First Quarter 2015 Financial Results
and Operational Progress

-Conference Call Today at 8:00 a.m. EST, 1:00 p.m. GMT-

London, UK, 4 February 2015: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, GW, the Company or the Group), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the first quarter ended 31 December 2014.

RECENT OPERATIONAL HIGHLIGHTS

•	Rapid advance of epilepsy program and upcoming milestones:
o	Dravet Syndrome
▪	Part A of Phase 2/3 trial complete
▪	Part B of Phase 2/3 trial to commence Q1 2015 – top-line data expected by end of 2015
▪	Second Phase 3 trial on track to start Q1 2015 and expected to complete recruitment in 2015
▪	Orphan designation from European Medicines Agency for Dravet syndrome
o	Lennox-Gastaut syndrome
▪	Two Phase 3 trials in Lennox-Gastaut syndrome on track to start end Q1 2015 and expected to complete recruitment in 2015
o	Expanded Access Program
▪	235 children currently on treatment in U.S. expanded access program at 13 clinical sites
▪	Updated data abstract submitted to the American Academy of Neurology 2015 Annual Meeting being held in April
o	Phase 2 CBDV epilepsy trial due to commence Q1 2015
o	Notice of Allowance issued by the U.S. Patent and Trademark Office for patent application covering use of CBD in treatment of partial seizures

•	Sativex® program developments and upcoming milestones:
o	First of three Phase 3 cancer pain trials complete, results did not show a statistically significant difference for Sativex compared with placebo
o	Two additional Phase 3 cancer pain trials expected to read out in H2 2015

•	Significant additional on-going clinical trial activity for cannabinoid pipeline product candidates and upcoming 2015 milestones:
o	Phase 2a study of GWP42003 for the treatment of schizophrenia underway with data expected H2 2015
o	Second part of Phase 1b/2a study underway of GWP42002:GWP42003 for the treatment of Recurrent Glioblastoma Multiforme (GBM), first part safety cohort data reviewed by independent monitoring board with agreement to proceed
o	Phase 2b trial of GWP42004 in type-2 diabetes underway with expected completion in 2016

FINANCIAL HIGHLIGHTS

•	Revenue for the three months ended 31 December 2014 of £8.0 million ($12.4 million) compared to £7.5 million for the three months ended 31 December 2013.

•	Loss for the three months ended 31 December 2014 of £3.4 million ($5.3 million) compared to £2.8 million for the three months ended 31 December 2013.

•	Cash and cash equivalents at 31 December 2014 of £156.6 million ($243.9 million) compared to £164.5 million as at 30 September 2014.

“GW has very substantial clinical activity under way. In the next two months, we will commence all four pivotal trials of Epidiolex in Dravet syndrome and Lennox-Gastaut syndrome and we expect initial top line data from at least one of these trials by the end of the year,” stated Justin Gover, GW’s Chief Executive Officer. “In addition, the expanded access program continues to point to the potential for Epidiolex to treat additional forms of epilepsy and we expect to commence clinical development programs in further potential target indications during 2015. A further release of data from this expanded access program is expected to be presented during the second quarter. Beyond epilepsy, we are continuing to progress further clinical trials in a number of additional cannabinoid product candidates during the remainder of this year. With so much activity and a robust balance sheet, we are pleased with progress and confident in our prospects.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2015 first quarter financial results today at 8:00 a.m. EST / 1:00 p.m. GMT. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for at least 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 13599976.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)
James Steel / Clare Terlouw	+ 44 20 7418 8900

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

Financial Results for the First Quarter Ended 31 December 2014

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 16 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development platform, a robust intellectual property portfolio and its regulatory and manufacturing expertise.

GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (MS) in 27 countries outside the United States (U.S.). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain with the U.S. Food and Drug Administration (FDA).

GW is advancing an orphan drug program in the field of childhood epilepsy with a particular focus on Epidiolex®, a liquid formulation of pure plant-derived cannabidiol (CBD). GW is currently developing Epidiolex for the treatment of both Dravet syndrome and Lennox-Gastaut syndrome (LGS), each of which are severe infantile-onset, genetic, drug-resistant epilepsy syndromes.

In addition, GW’s cannabinoid platform offers a deep pipeline of additional product candidates including distinct clinical-stage candidates targeting epilepsy, glioma, schizophrenia, ulcerative colitis, and type-2 diabetes.

Epilepsy Drug Development Programs

GW’s epilepsy franchise centers around two product candidates, Epidiolex (CBD) and GWP42006 (cannabidivarin or CBDV). GW is currently pursuing the development of a variety of individual orphan epilepsy-related indications providing GW with significant new market opportunities. These development programs are funded completely by GW and GW retains all rights to commercialize any and all products that evolve from these programs.

Epidiolex® in Dravet Syndrome and LGS

GW is now undertaking a formal development program for Epidiolex in the field of severe, drug-resistant childhood epilepsy. The Company has received Orphan Drug Designation from the FDA for Epidiolex for the treatment of both Dravet syndrome and LGS. Additionally, GW has received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency (EMA) for Epidiolex for the treatment of Dravet syndrome.

Following the opening of an Investigational New Drug Application (IND) with the FDA, GW received and incorporated FDA input into the proposed pivotal clinical trial protocols as well as other clinical and non-clinical studies to support New Drug Applications (NDAs) in both Dravet syndrome and LGS. Over recent months, GW’s US-based in-house clinical research team has also been setting up clinical trials sites across the US including obtaining necessary licences from the Drug Enforcement Administration (DEA).

In late October 2014, GW commenced a placebo-controlled Phase 2/3 clinical trial in Dravet syndrome. Part A of this study comprises the pharmacokinetic and dose-finding elements of the trial. Following rapid recruitment of patients into Part A, this element of the study is now complete. Of the 34 patients randomized, there were only 2 withdrawals. Data is currently being collated and is expected to be reviewed by the independent safety monitoring committee later this month. This committee is expected to select the dose to be used in Part B of the study.Part B is expected to commence later in this first quarter and is the Phase 3 element of the trial comparing the effect of Epidiolex with that of placebo over a 12 week treatment period.

In addition to, and in parallel with this Phase 2/3 trial, GW expects to commence a second pivotal Phase 3 trial in Dravet syndrome around the end of the first quarter. Both pivotal Phase 3 trials are expected to complete this year with top-line data from at least one of the trials expected by the end of 2015.

In LGS, GW expects to commence two Phase 3 trials around the end of the first quarter of 2015. GW expects top-line data from at least one of these pivotal trials in LGS around the end of 2015.

Epidiolex U.S. Expanded Access Program

In parallel with the Company’s formal clinical trial program, the FDA has granted 20 expanded access INDs to independent investigators in the U.S. to treat a total of approximately 410 children and young adults suffering from intractable epilepsy with Epidiolex. To date, 235 children and young adults are now receiving treatment with Epidiolex in the U.S. at 13 clinical sites. In addition to these expanded access INDs, the FDA has also granted 8 individual emergency INDs.

In October 2014, GW reported clinical effect data on 58 patients who had reached 12 weeks of treatment. These data show promising signals of efficacy and safety consistent with data released in June 2014. The data also showed treatment durability as Epidiolex lead to a maintained reduction in seizure frequency beyond the initial 12 week treatment period and that approximately 95% of patients who commenced treatment remain on therapy.

A number of posters related to data from the Epidiolex expanded access program were presented by independent physicians at the American Epilepsy Society’s 2014 Annual Meeting. Amongst these posters included data to suggest that CBD may have positive effects on quality of life independent of seizure control.

GW expects additional clinical effect data to be reported at medical meetings during both the first and second halves of 2015. GW understands that updated data from the expanded access program has been submitted by independent investigators as a late breaking abstract to the American Academy of Neurology Annual Meeting in April.

Patients being treated in the expanded access program suffer from a range of treatment-resistant epilepsies. Data generated from this program suggest the potential for Epidiolex to treat epilepsy syndromes beyond Dravet and LGS and, as a result, GW expects to commence clinical development programs in further potential target indications during 2015.

CBDV (cannabidivarin) Development Program

GW is developing a second epilepsy product candidate GWP42006, which features the non-psychoactive cannabinoid CBDV. GW has completed a Phase 1 clinical trial of GWP42006 and expects to commence a Phase 2 study of GWP42006 in patients with epilepsy in the first quarter of 2015.

CBD/CBDV Intellectual Property Portfolio

GW recently received a Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) for U.S. patent application number 13/380,305, which protects the use of CBD in the treatment of partial seizures and provides an exclusivity period until June 2030. GW’s patent portfolio includes fourteen patent families containing one or more pending and/or issued patents with claims related to the use of CBD and/or CBDV in the treatment of epilepsy as well as compositions, extraction techniques, CBD and CBDV extracts and pure plant-derived CBD.

Sativex® in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

In January 2015, GW announced top-line results from the first of three Sativex pivotal Phase 3 cancer pain trials. In this first trial, Sativex (as adjunctive treatment to optimized chronic opioid therapy) was well tolerated but did not meet the primary endpoint of demonstrating a statistically significant difference from placebo. GW has two additional pivotal Phase 3 trials ongoing which, if positive, would allow for the submission of an NDA with the FDA. At this time, GW expects these remaining two trials to report results in the second half of 2015.

The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd, who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in Multiple Sclerosis (MS)

Sativex is currently approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the U.S. In the U.S., a request for Special Protocol Assessment (“SPA”) has been submitted to the FDA for a proposed single Phase 3 study in this indication. GW expects a response from the FDA in the first quarter of 2015.

Other Pipeline Programs

Schizophrenia

GW’s product candidate, GWP42003, has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the dopamine D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

A Phase 2a trial of GWP42003 in the treatment for schizophrenia is now ongoing. This study is expected to enroll approximately 80 patients with topline data expected in the second half of 2015.

Orphan Program in Glioma

GW is testing its product candidate GWP42002:GWP42003 in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the European Medicines Agency. In pre-clinical models, GW has shown these two cannabinoids, when administered together, to be orally active in the treatment of gliomas and have shown tumor response to be positively associated with tissue levels of cannabinoids.

In 2014, GW commenced a Phase 1b/2a clinical trial in patients with recurrent GBM. The first phase of this trial was an open-label safety evaluation of GWP42002:GWP42003 in combination with temozolomide. This phase of treatment is now complete. Safety data from this initial patient cohort has been assessed by the independent safety monitoring board and their approval has been given to proceed into a placebo-controlled phase which is now randomizing patients. GW expects the second phase of this study to complete recruitment in 2015 with data expected in 2016.

Ulcerative Colitis

In October 2014, GW reported preliminary top line results from a 10-week randomized, double-blind, placebo controlled Phase 2a study of GWP42003 extract in the treatment of UC in patients who had not been able to gain remission from the condition despite first line treatment. While the study did not meet the primary endpoint of percentage of participants achieving remission quantified by the MAYO score, data from this 60 patient study showed promising signals of efficacy across a range of secondary endpoints in patients who completed the course of treatment.

GW believes that, in patients who were able to take GWP42003 for a prolonged treatment period, these results provide good evidence for a therapeutic effect in the treatment of UC in patients who had previously failed to respond to first line therapy. In addition, GW believes that the results support further investigation of GWP42003 albeit with a modified dosage form.

Type-2 Diabetes

GW is testing its product candidate GWP42004 in the treatment of type-2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. The study will compare the efficacy, safety and tolerability of GWP42004 compared with placebo and is expected to complete in 2016. GW believes that if the Phase 2b study confirms the Phase 2a findings, GWP42004 would have the potential to offer a novel orally-administered treatment option in this large potential market.

Upcoming GW Investor Conference Participation

GW expects to participate in the following upcoming investor conferences: Leerink Partners Global Healthcare Conference in New York City (February); Cowen & Company’s 35th Annual Healthcare Conference in Boston (March); and the Bank of America/Merrill Lynch 2015 Small and Mid-Cap Equity Conference in Boston (March).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 December 2014, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the 3 months ended 31 December 2014 have been translated into U.S. dollars at the rate on 31 December 2014 of $1.5577 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognising these revenues are set out in detail in Note 2 to the consolidated financial statements for the year ended 30 September 2014 included in the Company’s 2014 UK annual report for the year ended 30 September 2014 (available from GW’s website at www.gwpharm.com).

The principal factors affecting GW’s profitability and cash flow are the amount of GW-funded research and development expenditure timing, the rate of growth of Sativex product revenues and the amount of development and approval milestone receipts from the Company’s commercial partners.

Expenditure on research and development activities is recognised as an expense in the period in which the expense is incurred. A proportion of GW’s research and development expenditure is funded by the Company’s collaboration partners. GW refers to this as “partner-funded research and development expenditure”. Most of this expenditure currently relates to the Sativex cancer pain development for the U.S market which is wholly funded by Otsuka.

GW also incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product Phase 2 trials, currently in the areas of adult epilepsy, glioma, schizophrenia, and type-2 diabetes. GW refers to this as “GW-funded research and development expenditure.”

Management and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other management and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S. and on the AIM Market in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

Net foreign exchange gains/losses primarily result from unrealized gains from translating the Group’s US dollar denominated cash deposits to pounds sterling at the closing US dollar to Sterling exchange rate.

As a U.K. resident trading entity, GW is subject to U.K. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As a company that carries out extensive research and development activities, GW benefits from the U.K. research and development tax credit regime, whereby the Company’s principal research subsidiary company, GW Research Limited, is able to surrender the trading losses that arise from its research and development activities for a cash rebate. This has resulted in a tax credit for each of the periods reported herein, as disclosed in the tax benefit line of the condensed consolidated income statements

Results of Operations:

Comparison of the three months ended 31 December 2014 and 31 December 2013:

Revenue

Total revenue for the three months to 31 December 2014 was £8.0 million, compared to £7.5 million for the three months ended 31 December 2013. This increase reflects:

•	£0.3 million increase in Sativex product sales revenues to £1.1 million for the three months ended 31 December 2014 compared to £0.8 million for the three months ended 31 December 2013.
•	£0.1 million increase in development and approval milestones to £0.1 million for the three months ended 31 December 2014 from £nil for the three months ended 31 December 2013.

Other revenue streams, individually, did not change by a material amount.

The increase in Sativex product sales for the three months ended 31 December 2014 compared to the three months ended 31 December 2013 was driven by an increase in volume of Sativex inventory shipped to GW’s commercial partners. This increase was driven by increased shipments to Germany and Italy compared to the prior period.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 31 December 2014 were 35% higher than the three months ended 31 December 2013.

The increase in development and approval milestones of £0.1 million for the three months ended 31 December 2014 compared to the three months ended 31 December 2013 is due to a €125,000 (£97,000 equivalent) milestone receivable from Ipsen on submission of a Sativex Multiple Sclerosis regulatory dossier in Brazil.

Cost of sales

Cost of sales for the three months ended 31 December 2014 of £0.6 million represent an increase of £0.2 million compared to the £0.4 million recorded in the three months ended 31 December 2013. This increase reflects the growth in the volume of Sativex inventory shipped to commercial partners in the three months ended 31 December 2014.

Research and development expenditure

Total research and development expenditure for the three months ended 31 December 2014 of £15.1 million increased by £5.9 million compared to the £9.2 million incurred in the three months ended 31 December 2013. The Otsuka funded element of this spend remained constant at £6.4 million whilst GW-funded research and development expenditure increase by £5.9 million to £8.7 million for the three months ended 31 December 2014 from £2.8 million for the three months ended 31 December 2013. The increase is due to:

•	£2.6 million increase in staff and employment-related expenses linked to increased headcount as the Group expands its team in the UK and the US to enable execution of the epilepsy development program.
•	£2.2 million increase in epilepsy and other GW-funded clinical program costs - reflecting the costs associated with the set-up phase for GW's Dravet and Lennox-Gastaut syndrome Epidiolex studies, cost of our other pipeline studies and costs of providing regulatory support and Epidiolex under the increasing number of FDA-authorized expanded access INDs.

•	£0.5 million increase in depreciation of R&D assets and other property-related overheads.
•	£0.3 million increase costs of growing an increased volume of high CBD plant material for the Epidiolex development program.
•	The prior period included a £0.3 million inventory provision release which was not repeated in the current period.

Management and administrative expenses

Management and administrative expenses for the three months ended 31 December 2014 of £0.8 million decreased by £0.5 million compared to the £1.3 million incurred in the three months ended 31 December 2013. This net decrease reflect:

•	A £0.7 million decrease in respect of employee-related expenses, comprising:
o	a £0.9 million decrease in the charge in respect of the provision for payroll taxes on unrealized staff share option gains;
o	and a £0.2 million increase in payroll costs driven by increased headcount.
•	A £0.2 million increase in respect of increased accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.

Net foreign exchange gains / (losses)

Net foreign exchange gains/losses for the three months ended 31 December 2014 was a gain of £4.0 million, an increase of £4.2 million compared to the £0.2 million loss recorded for the three months ended 31 December 2013. In both periods the gain/loss recognised relates to the remeasurement of the Group’sUS dollar denominated cash deposits to pounds sterling at the closing US dollar to Sterling exchange rate at 31 December 2014. Dollar denominated cash deposits totalled $149 million (£95.8 million equivalent) at 31 December 2014 and averaged $159 million in the period (£102.1 million equivalent).

Taxation

Our tax credit was £1.1 million for the three months ended 31 December 2014, which represents an increase of £0.4 million compared to a £0.7 million credit recorded in the three months ended 31 December 2013.

In the three months ended 31 December 2014, GW recorded a tax credit of £1.1 million made up of: (i) the recognition of an accrued £0.9 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 December 2014; (ii) the recognition of an additional £0.2 million of research and development tax credits in respect of the year ended 30 September 2014 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period.

In the three months ended 31 December 2013, GW recorded a tax credit of £0.7 million made up of: (i) the recognition of an accrued £0.9 million research and development tax credit to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 December 2013; (ii) recording of £0.2 million of deferred tax expense due to the fact that previously recognized losses have been utilized to offset profits earned in the three months ended 31 December 2013 by GW Pharma Limited.

Profit/Loss

The Group reported a loss after tax for the three months ended 31 December 2014 of £3.4 million compared with a loss after tax for the three months ended 31 December 2013 of £2.8 million.

Liquidity and Capital Resources

Cash Flow

Net cash outflow from operating activities for the three months ended 31 December 2014 of £6.2 million was £3.8 million higher than the £2.4 million outflow from operating activitiesfor the three months ended 31 December 2013, principally reflecting the increase in investment in Epidiolex and other pipeline research and development activies.

Capital expenditure for the three months ended 31 December 2014 of £5.9 million, consisting primarily of planned upgrades to our Cannabinoid extraction and Epidiolex manufacturing and growing facilities, was £5.0 million higher than the £0.9 million for the three months ended 31 December 2013.

Net cash flow from financing activities decreased by £0.2 million to a £0.1 million inflow in the three months ended 31 December 2014 compared to a £0.3 million inflow for the three months ended 31 December 2013 due to a £0.2 million reduction in proceeds on the exercise of employee share options.

As at 31 December 2014, GW had a closing cash position of £156.6 million compared to £164.4 million as at 30 September 2014.

Property, plant and equipment

Property, plant and equipment at 31 December 2014 increased by £6.1 million to £17.7 million from £11.6 million at 30 September 2014. This increase reflects the upgrade and expansion of new Cannabinoid extraction facilities and growing facilities for Epidiolex production.

Inventories

Inventories at 31 December 2014 decreased by £0.1 million to £4.7 million from £4.8 million at 30 September 2014. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £0.3 million realisable value provision (30 September 2014: £0.4 million). During the three months ended 31 December 2014, the provision for inventories reduced by £0.1 million as a result of having utilised some of the Group’s work in progress to manufacture Sativex in the period.

Trade receivables and other receivables

Trade receivables and other receivables at 31 December 2014 increased by £0.1 million to £2.0 million from £1.9 million at 30 September 2014. This is due to an increase in prepaid rent as a result of the timing of rental invoices.

Trade and other payables

Current trade and other payables at 31 December 2014 increased by £1.1 million to £13.5 million from £12.4 million at 30 September 2014. This increase reflects a £0.6 million increase in trade creditors as a result of the continued expansion of GW funded clinical trials and manufacturing capability and a £0.5 million increase in the provision held for revenue rebates to our commercial partners.

Non-current trade and other payables at 31 December 2014 increased by £0.1 million to £8.0 million from £7.9 million at 30 September 2014. This reflects a £0.1 million increase resulting from accrued interest on the finance facility provided by the Group’s landlord for the Cannabinoid extraction facility current under construction.

Headcount

Average headcount for the three months ended 31 December 2014 was 294 (31 December 2013: 204).

Guidance

There are no proposed changes to the 2015 guidance as provided at the time of GW’s 2014 year end results announcement.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out in the Company’s Annual Report on Form 20-F filed by the Company with the SEC on 4 December 2014. The following summary of key risks for the Group are as highlighted below:

•	We are substantially dependent on the commercial success of our only approved product, Sativex, which is currently being commercialized for MS spasticity outside the United States.
•	In addition to Sativex for MS spasticity, we are also dependent on the success of our product candidates, including Epidiolex for childhood epilepsy and Sativex for cancer pain, none of which may receive regulatory approval or be successfully commercialized. In this regard, and as noted above, the results of the first of three Phase 3 cancer pain trials to be completed for Sativex did not show a statistically significant difference for Sativex compared with placebo.
•	In respect of our product candidates targeting orphan indications, there is no assurance that we will successfully obtain orphan drug exclusivity for any of our product candidates. Even if we obtain orphan drug exclusivity for any of our product candidates this exclusivity may afford limited protection and may be lost if the FDA later determines that the request for designation was materially defective, or if the we are unable to assure sufficient quantity of the drug.. Further if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.
•	Expanded access studies are uncontrolled, carried out by individual investigators independent from GW, and not typically conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from that in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials. Reliance on such information may lead to Phase 2 and 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex.
•	We expect to face intense competition, often from companies with greater resources and experience that we have. If we are unable to scale up and compete successfully our commercial opportunities may be reduced.
•	Problems in our manufacturing process, failure to comply with manufacturing regulations, unexpected increases in our manufacturing costs or an inability to meet unexpected demands for our products could harm our business, results of operations and financial condition.
•	Sativex, Epidiolex and our other product candidates contain controlled substances, the use of which may generate public controversy around our business which could negatively impact the commercial success of any of our approved products or the future development of our product candidates.
•	We have significant and increasing liquidity needs and may require additional funding. There is no guarantee we will be able to raise such additional funding or rasie such funding on reasonable terms.
•	Any failure by us to comply with existing or future regulations could harm our reputation and operating results.

•	Legislative or regulatory reform of the health care system, or the laws governing the use of marijuana for medicinal or recreational use, in the United States and foreign jurisdictions may affect our ability to profitably sell our products, if approved.
•	Our ability to research, develop and commercialize Sativex and our product candidates is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.
•	Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.
•	We may not be able to maintain and protect our proprietary technology and assets and third parties may assert that we infringe their patents and proprietary rights, which could impair our proprietary cannabinoid product platform and commercial opportunities and adversely effect our operating profits.
•	We depend substantially on the commercial expertise of our collaboration partners, and rely on Otsuka’s funding of the clinical program for Sativex in cancer pain and MS.
•	Sativex and the other product candidates we are developing will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition. Failure to comply with these laws and regulations may also harm our reputation.
•	New investors may experience future dilution as a result of future issues of equity.
•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

GW continues to face a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining nine months of the financial year and could cause actual results to differ materially from expected and historical results.

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the 3 months ended 31 December 2014.

The directors do not consider that the principal risks and uncertainties have changed since the Annual Report on Form 20-F for the year ended 30 September 2014 was filed by the Group with the SEC on 4 December 2014.

Related party transactions

The Group did not enter into any related party transactions during the period.

Justin Gover	Adam George
Chief Executive Officer	Chief Financial Officer

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer. GW is also advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 2/3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statement

Three months ended 31 December 2014

		Three months ended		Three months ended		Three months ended
		31 December		31 December		31 December
	Notes	2014		2014		2013
		$000’s		£000’s		£000’s
Revenue	2	12,408		7,965		7,487
Cost of sales		(887)		(569)		(358)
Research and development expenditure	3	(23,561)		(15,126)		(9,153)
Management and administrative expenses		(1,250)		(802)		(1,275)
Net foreign exchange gain/(loss)		6,284		4,034		(236)
Operating loss		(7,006)		(4,498)		(3,535)
Interest income		68		44		31
Interest expense		(31)		(20)		(20)
Loss before tax		(6,969)		(4,474)		(3,524)
Tax benefit	4	1,664		1,068		707
Loss for the period		(5,305)		(3,406)		(2,817)

Loss per share – basic and diluted	5	(2.2	c)	(1.4	p)	(1.6	p)

All activities relate to continuing operations.

GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Three months ended 31 December 2014

	Called-up	Share
	share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Exercise of share options	-	299	-	-	299
Share-based payment transactions	-	-	-	241	241
Loss for the period	-	-	-	(2,817)	(2,817)

Balance at 31 December 2013	178	84,304	20,184	(71,541)	33,125

Balance at 1 October 2014	237	220,551	19,260	(81,464)	158,584
Issue of share capital	-	59	-	-	59
Exercise of share options	-	62	-	-	62
Share-based payment transactions	-	-	-	269	269
Loss for the period	-	-	-	(3,406)	(3,406)
Other comprehensive loss	-	-	(6)	-	(6)

Balance at 31 December 2014	237	220,672	19,254	(84,601)	155,562

Consolidated statement of comprehensive loss

For the three months ended 31 December 2014

	Three months ended 31 December 2014 £000’s	Three months ended 31 December 2013 £000’s
Loss for the period	(3,406)	(2,817)
Items that may be reclassified subsequently to profit or loss
Exchange differences on retranslation of foreign operations	(6)	-
Other comprehensive loss for the period	(6)	-
Total comprehensive loss for the period	(3,412)	(2,817)

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 December 2014

		As at 31 December	As at 31 December	As at 30 September
	Notes	2014	2014	2014
		$000’s	£000’s	£000’s
Non-current assets
Intangible assets – goodwill		8,115	5,210	5,210
Property, plant and equipment		27,622	17,733	11,639
Deferred tax asset	4	398	255	277
		36,135	23,198	17,126

Current assets
Inventories	6	7,243	4,649	4,777
Taxation recoverable		9,876	6,340	5,251
Trade receivables and other assets	7	3,192	2,049	1,857
Cash and cash equivalents		243,926	156,594	164,491
		264,237	169,632	176,376

Total assets		300,372	192,830	193,502

Current liabilities
Trade and other payables	8	(21,051)	(13,514)	(12,376)
Obligations under finance leases	10	(213)	(137)	(126)
Deferred revenue	9	(9,721)	(6,240)	(4,827)
		(30,985)	(19,891)	(17,329)

Non-current liabilities
Trade and other payables	8	(12,529)	(8,043)	(7,927)
Obligations under finance leases	10	(2,713)	(1,742)	(1,781)
Deferred revenue	9	(11,827)	(7,592)	(7,881)

Total liabilities		(58,054)	(37,268)	(34,918)

Net assets		242,318	155,562	158,584

Equity
Share capital		369	237	237
Share premium account		343,743	220,672	220,551
Other reserves		29,991	19,254	19,260
Accumulated deficit		(131,785)	(84,601)	(81,464)

Total equity		242,318	155,562	158,584

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the three months ended 31 December 2014

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2014	2014	2013
	$000’s	£000’s	£000’s
Loss for the period	(5,305)	(3,406)	(2,817)
Adjustments for:
Interest income	(68)	(44)	(31)
Interest expense	31	20	20
Tax benefit	(1,664)	(1,068)	(707)
Depreciation of property, plant and equipment	767	492	303
Net foreign exchange gains	(6,337)	(4,068)	(201)
Decrease in provision for inventories	(45)	(29)	(344)
Share-based payment charge	419	269	241

	(12,202)	(7,834)	(3,536)
Decrease/(increase) in inventories	245	157	(373)
Increase in trade receivables and other assets	(299)	(192)	(2,815)
Increase in trade and other payables and deferred revenue	2,630	1,689	4,279

Net cash outflow from operating activities	(9,626)	(6,180)	(2,445)

Investing activities
Interest received	65	42	45
Purchases of property, plant and equipment	(9,185)	(5,897)	(862)

Net cash outflow from investing activities	(9,120)	(5,855)	(817)

Financing activities
Proceeds on exercise of share options	97	62	299
Proceeds of new equity issue	92	59	-
Interest paid	(36)	(23)	(20)
Capital element of finance leases	(44)	(28)	(21)

Net cash inflow from financing activities	109	70	258
Effect of foreign exchange rate changes on cash and cash equivalents	6,337	4,068	201

Net decrease in cash and cash equivalents	(12,300)	(7,897)	(2,803)
Cash and cash equivalents at beginning of the period	256,226	164,491	38,069

Cash and cash equivalents at end of the period	243,926	156,594	35,266

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

1. Significant accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements for the three month periods ended 31 December 2014 and 31 December 2013 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union. These statements were approved by the Board on 4 February 2015.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2014 was derived from the audited financial statements.

The significant accounting policies and methods of computation adopted in the preparation of these interim condensed financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2014 in accordance with IFRSs. These interim financial statements include all adjustments, which are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

IFRS 15 is effective for financial years beginning on or after 1 January 2017 and establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The core principle in that framework is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard was published in May 2014 and the Group is currently working on its implementation. The Directors do not expect that the adoption of other standards and Interpretations in future periods will have a material impact on the financial statements of the Group.

The information for the period ended 30 September 2014 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 December 2014, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the 3 months ended 31 December 2014 have been translated into U.S. dollars at the rate on 31 December 2014 of $1.5577 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

Going concern

At 31 December 2014 the Group had cash and cash equivalents of £156.6 million. The Group is also generating revenues from Sativex sales, milestone payments and research and development fees receivable from pharmaceutical licensing partners. The Directors have reviewed the working capital and research and development funding requirements of the Group for the next twelve months and consider that the cash and cash equivalents, recurring revenues, together with the strong development partner relationships that are in place, mean that the Group is well placed to manage its business risks successfully.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the three months ended 31 December 2014.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

2. Segmental Information

Operating Segments

Information reported to the Company’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•	Commercial: The Commercial segment promotes Sativex through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The Group has licensing agreements for the commercialisation of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the US, Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, license, collaboration, and technical access fees, and development and approval milestone fees.

•	Sativex Research and Development: The Sativex Research and Development (“Sativex R&D”) segment seeks to maximise the potential of Sativex through the development of new indications. The current focus for this segment is the Phase III clinical development programme of Sativex for use in the treatment of cancer pain. The Group also believe that MS spasticity represents an attractive indication for the US and we intend to pursue an additional clinical development programme for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase II trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programmes. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using our proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, a treatment for Dravet syndrome and Lennox-Gastaut syndrome, a second epilepsy product candidate as well as other product candidates in Phase I and II clinical development for glioma, ulcerative colitis, type-2 diabetes and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies. Segment result represents the result of each segment without allocation of share-based payment expenses, and before management and administrative expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Company’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

Segmental revenues and results

For the Three Months Ended 31 December 2014

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	1,089	-	-	1,089	-	1,089
Research and development fees	-	6,292	123	6,415	-	6,415
License, collaboration and technical access fees	364	-	-	364	-	364
Development and approval milestones	97	-	-	97	-	97
Total revenue	1,550	6,292	123	7,965	-	7,965
Cost of sales	(569)	-	-	(569)	-	(569)
Research and development credit/(expenditure)	30	(7,288)	(7,679)	(14,937)	(189)	(15,126)
Segmental result	1,011	(996)	(7,556)	(7,541)	(189)	(7,730)
Management and administrative expenses						(802)
Net foreign exchange gain						4,034
Operating loss						(4,498)
Interest income						44
Interest expense						(20)
Loss before tax						(4,474)
Tax benefit						1,068
Loss for the period						(3,406)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 31 December 2014:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	(54)	(68)	(335)	(457)	(35)	(492)
Decrease/(increase) in provision for inventories	30	(1)	-	29	-	29

1	The research and development credit/(expenditure) in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

Segmental revenues and results

For the Three Months Ended 31 December 2013

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	804	-	-	804	-	804
Research and development fees	-	6,221	138	6,359	-	6,359
License, collaboration and technical access fees	324	-	-	324	-	324
Total revenue	1,128	6,221	138	7,487	-	7,487
Cost of sales	(358)	-	-	(358)	-	(358)
Research and development credit/(expenditure)	352	(6,396)	(2,971)	(9,015)	(138)	(9,153)
Segmental result	1,122	(175)	(2,833)	(1,886)	(138)	(2,024)
Management and administrative expenses						(1,275)
Net foreign exchange loss						(236)
Operating loss						(3,535)
Interest income						31
Interest expense						(20)
Loss before tax						(3,524)
Tax benefit						707
Loss for the period						(2,817)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 31 December 2013:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	-	(83)	(220)	(303)	-	(303)
Decrease/(increase) in provision for inventories	352	(14)	-	338	-	338

1	The research and development credit/(expenditure) in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

Revenues from the Group’s largest customer are included within the above segments as follows:

	Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s

Three months ended 31 December 2014	70	6,292	122	6,484

Three months ended 31 December 2013	-	6,221	138	6,359

Geographical analysis of turnover by destination of customer

	Three months ended	Three months ended
	31 December	31 December
	2014	2013

	£000’s	£000’s
UK	352	229
Europe (excluding UK)	956	639
United States	6,362	6,289
Canada	173	190
Asia	122	140

	7,965	7,487

3. Research and development expenditure

	Three months ended	Three months ended
	31 December	31 December
	2014	2013

	£000’s	£000’s
GW-funded research and development	8,711	2,794
Development partner-funded research and development	6,415	6,359

Total	15,126	9,153

4. Tax benefit

	Three months ended	Three months ended
	31 December	31 December
	2014	2013

	£000’s	£000’s
Current period research and development tax credit	(926)	(900)
Adjustments in respect of prior year tax credit	(164)	-
Current period utilization of deferred tax assets	22	193

Total credit for the period	(1,068)	(707)

Tax credits relate to UK research and development tax credits claimed under the Finance Act 2000.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

In the year ended 30 September 2014, the Group recognised the full estimated benefit for qualifying current year research and development expenditures incurred during the year, based on the Group’s sustained history of agreeing such claims with HMRC. Any difference in the credit ultimately received is recorded as an adjustment in respect of prior year.

At 31 December 2014, the Group had recognized a deferred tax asset of £0.3 million in respect of £1.3 million of carried forward tax losses that the Group expected to be utilized to offset against future trading profits.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

5. Loss per share

The calculations of loss per share are based on the following results and numbers of shares.

	Three months ended	Three months ended
	31 December	31 December
	2014	2013
	£000’s	£000’s
Loss for the period – basic and diluted	(3,406)	(2,817)

	Number of shares
	Three months ended		Three months ended
	31 December		31 December
	2014		2013
	Million		Million
Weighted average number of ordinary shares	236.7		177.8
Less: ESOP trust ordinary shares(1)	-		-
Weighted average number of ordinary shares for purposes of basic earnings per share	236.7		177.8
Effect of potentially dilutive shares arising from share options and warrants(2)	-		-
Weighted average number of ordinary shares for purposes of diluted earnings per share	236.7		177.8
Loss per share—basic	(1.4	p)	(1.6	p)
Loss per share—diluted	(1.4	p)	(1.6	p)

(1)	As at 31 December 2014 and 31 December 2013, 34,706 ordinary shares were held in the ESOP trust. The financial effect is less than £0.1 million for each of the three month periods ended 31 December, and consequently these have not been presented above.
(2)	The impact of 8.7 million antidilutive share options have been excluded from the diluted loss per share calculation for the three months ended 31 December 2014 (8.9 million antidilutive share options and warrants for the three months ended 31 December 2013).

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

6. Inventories

	31 December	30 September
	2014	2014
	£000’s	£000’s
Raw materials	210	210
Work in progress	3,684	3,885
Finished goods	755	682
	4,649	4,777

Inventory is stated net of a provision for inventories, calculated in accordance with the Group’s accounting policy. The movement in the provision for inventories is as follows:

	2014	2013
	£000’s	£000’s
Opening balance – as at 1 October	351	1,601
Write-down of inventories	15	14
Write off of inventories included in the provision	(28)	(637)
Reversal of write-down of inventories	(44)	(352)
Closing balance as at 31 December	294	626

The reversal of write-down of inventories is as a result of an increased level of production, reducing the level of work in progress expected to expire before use. Inventories with a carrying value of £2.6 million are considered to be recoverable after more than one year from the condensed consolidated balance sheet date, but within the Group’s normal operating cycle (30 September 2014: £3.2 million).

7. Trade receivables and other receivables

	31 December	30 September
	2014	2014
	£000’s	£000’s
Amounts falling due within one year
Trade receivables	588	612
Other receivables	928	809
Prepayments and accrued income	533	436
	2,049	1,857

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

8. Trade and other payables

	31 December	30 September
	2014	2014
	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	9,514	9,114
Trade payables	3,003	2,342
Fit out funding	260	218
Other taxation and social security	737	702
	13,514	12,376

Amounts falling due after one year
Fit out funding	8,043	7,927
	21,557	20,303

Fit out funding represents £8.3 million owed to the Group’s landlord reflecting the liability to repay the £7.8 million of fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated accrued interest of £0.5 million. This is expected to be repaid in the form of lease rentals commencing upon the completion of construction, currently expected to be during the third quarter of the year ending 30 September 2015, over a 15-year term. The Group has estimated that £0.3 million will be due within one year and the remaining £8.0 million is due after one year.

9. Deferred revenue

	31 December	30 September
	2014	2014
	£000’s	£000’s
Amounts falling due within one year
Deferred license, collaboration and technical access fee income	1,292	1,366
Advance research and development fees	4,948	3,461

	6,240	4,827

Amounts falling due after one year
Deferred license, collaboration and technical access fee income	7,592	7,881

Deferred revenues result mainly from the unamortized portion of up-front license fees received in 2005 of £12.0 million from Almirall S.A. and collaboration and technical access fees from other Sativex licensees.

Advance research and development fees represent amounts received from Otsuka for activities to be carried out on behalf of Otsuka. These amounts will be recognised as revenue in future periods as the services are rendered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2014

10. Amounts payable under finance leases

	Minimum lease payments
	31 December	30 September
	2014	2014
	£000’s	£000’s
Amounts payable under finance leases:
Within one year	209	200
In the second to fifth years inclusive	826	838
After five years	1,338	1,382

	2,373	2,420
Less: future finance charges	(494)	(513)

Present value of lease obligations	1,879	1,907

	Present value of minimum lease payments
	31 December	30 September
	2014	2014
Amounts payable under finance leases:
Amounts due for settlement within 12 months	137	126
Amounts due for settlement after 12 months	1,742	1,781

	1,879	1,907

At as 31 December 2014, the weighted average lease term remaining is 12.1 years (30 September 2014: 12.3 years). All lease obligations are denominated in sterling.